CUSIP No. 452360100	Page 1 of 11 Pages

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ILOG S.A.
 (Name of Issuer)

Common Stock
(Title of Class of Securities)

4523601001
(CUSIP Number)

Direct any Notices and Communications to:
George J. Mazin, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

November 17, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      [   ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

____________________

[1]	This is the CUSIP of the US ADRs that represent the underlying shares. The reporting persons of this filing hold ordinary shares of ILOG S.A. and not ADRs. There is no CUSIP for such ordinary shares as they are not traded in the United States.

CUSIP No. 452360100	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

CONVERSION CAPITAL PARTNERS LIMITED[2]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION ENGLAND & WALES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,139,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,139,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11.14%
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.14%
14	TYPE OF REPORTING PERSON IA

____________________

[2]	This is a foreign entity and does not have an I.R.S. identification number.

CUSIP No. 452360100	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

CONVERSION CAPITAL PARTNERS LLC TAX I.D. #: 03-0543701
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,139,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,139,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11.14%
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.14%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 452360100	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

WILLIAM T. COMFORT III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,139,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,139,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11.14%
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.14%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 452360100	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

MICHAEL BRADLEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]

3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,139,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,139,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11.14%
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.14%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 452360100	Page 6 of 11 Pages

ITEM 1. Security and Issuer

This statement on Schedule 13D relates to the shares (the "Shares") of common stock, par value
EURO 1 of ILOG S.A. (the "Issuer"). The principal executive office of the Issuer is 9 Rue de Verdun, 94253 Gentilly France. The Shares do not have a CUSIP number. The CUSIP number on this statement is the CUSIP of the United States ADRs representing the Shares.

ITEM 2. Identity and Background

This Statement is being filed jointly by each of the following persons:

(a). This Statement is being filed jointly by (i) Conversion Capital Partners Limited, a limited company organized under the laws of England and Wales ("CCP Ltd") which serves as the co-investment manager of Conversion Capital Master, Ltd ("CCM"), a Cayman Islands exempted limited company; (ii) Conversion Capital Partners LLC ("CCP LLC"), a Delaware limited liability company, which serves as the second co-investment manager of CCM; (iii) Mr. William T. Comfort III who is the sole shareholder and Chief Executive Officer of CCP Ltd and (iv) Mr. Michael Bradley who is the managing member and sole owner of CCP LLC. CCM is a private investment fund and the record owner of the securities of the Issuer. CCM has passed voting and dispositive power to CCP Ltd and CCP LLC, the fund's co-investment managers, under an investment management agreement. The voting and dispositive power is exercised by Messrs Comfort and Bradley, the principals and sole owners of the co-investment managers. CCP Ltd, CCP LLC and Messrs Comfort and Bradley are referred to herein collectively as "Reporting Persons".

(b). Address of principal business office for each of the above Reporting Persons:

(i) CCP Ltd. -- The address of CCP Ltd's principal business office is 4th Floor, Liscartan House, 127-131 Sloane Street, London SW1X 9AS, United Kingdom;

(ii) CCP LLC. -- The address of CCP LLC's principal business office is 888 Seventh Avenue, Suite 1600, New York, NY 10106 USA;

(iii) Mr. William T. Comfort's principal business office is office is 4th Floor, Liscartan House, 127-131 Sloane Street, London SW1X 9AS, United Kingdom;

(vi) Mr. Michael Bradley's principal business office is 888 Seventh Avenue, Suite 1600, New York, NY 10106 USA.

(c). Present principal business or principal occupation:

CCM, the record owner of the securities of the Issuer, is engaged in the private investment fund business. The principal business of CCP Ltd and CCP LLC is as the co-investment managers of CCM (the "Co-Managers). The principal occupation of each of Messrs. Comfort and Bradley is as principals and sole owners of the Co-Managers. In particular, Mr. Comfort is the chief executive officer and sole shareholder of CCP Ltd and Mr. Bradley is the managing member and sole owner of CCP LLC.

(d), (e). None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding of any nature whatsoever (excluding traffic violations or similar misdemeanors), nor have any Reporting

CUSIP No. 452360100	Page 7 of 11 Pages

Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). Citizenship or Place of Organization: CCP LTD is a limited company organized under the laws of England and Wales. CCP LLC is a Delaware limited liability company. Messrs. Comfort and Bradley are citizens of the United States.

ITEM 3. Source and Amount of Funds or Other Consideration.

The 2,139,898 Shares reported herein by the Reporting Persons were acquired at an aggregate purchase price of approximately EURO 16,198,336 on the open market. The Shares beneficially owned by the Reporting Persons were acquired with the investment funds of CCM.

ITEM 4. Purpose of Transaction.

The Reporting Persons acquired the Shares for investment in the ordinary course of business. The Reporting Persons believe that the Shares at current prices present an attractive investment opportunity based on the Issuer's business prospects. CCP Ltd intends to seek board representation. The Issuer and the public were informed of this intent in a filing dated May 29, 2008 made to the Issuer and the Autorite des Marches Financiers.

None of the Reporting Persons has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuous basis. Depending on various factors including, without limitation, the Issuer's financial condition, its business and prospects, the markets in which it operates, developments concerning the Issuer, the price and availability of the Issuer's common stock, other investment and business opportunities available to the Reporting Persons, developments with respect to their businesses, and general economic, monetary and stock market conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some of their Shares or otherwise increasing or decreasing the size of their investment in the Issuer and /or changing their intention will respect to any matter referred to in Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a). Aggregate Shares held by each Reporting Person.

As of the close of business of July 2nd, 2008, the Reporting Persons beneficially owned 2,139,898 Shares of the Issuer constituting approximately 11.14% of the 19,208,828 shares of common stock of the Issuer outstanding as of March 17, 2008 as reported in the Issuer's Form 6-K on May 1, 2008.

CUSIP No. 452360100	Page 8 of 11 Pages

(b) Voting and Dispositive Power

The Reporting Persons jointly have all voting and dispositive power over the 2,139,898 Shares reported herein and held by CCM. CCM is the record owner of the Shares but has no voting and dispositive power.

In detail:

Number of shares as to which such person has:

(1)	Sole power to vote or to direct the vote:

(i)	CCP Ltd	0
(ii)	CCP LLC	0
(iii)	William T. Comfort III	0
(iv)	Michael Bradley	0

(2)	Shared power to vote or to direct the vote:

(i)	CCP Ltd	2,139,898
(ii)	CCP LLC	2,139,898
(iii)	William T. Comfort III	2,139,898
(iv)	Michael Bradley	2,139,898

(3)	Sole power to dispose or to direct the disposition of:

(i)	CCP Ltd	0
(ii)	CCP LLC	0
(iii)	William T. Comfort III	0
(iv)	Michael Bradley	0

(4)	Shared power to dispose or to direct the disposition of:

(i)	CCP Ltd	2,139,898
(ii)	CCP LLC	2,139,898
(iii)	William T. Comfort III	2,139,898
(iv)	Michael Bradley	2,139,898

CUSIP No. 452360100	Page 9 of 11 Pages

(c). Transactions in Securities of the Issuer during the past 60 days.

The following transactions are purchases that were effected on the open market during the past 60 days:

Reporting Person	Date	Transaction	# of Shares	Price per Share (in EUROS)

CCP Ltd	25/04/08	Purchase	23,000	5,5251

CCP Ltd	9/05/08	Purchase	27,500	5.2022

CCP Ltd	16/05/08	Purchase	17,170	5.1107

CCP Ltd	23/05/08	Purchase	50,000	5.4709

CCP Ltd	30/05/08	Purchase	24,089	5.6742

CCP Ltd	6/06/08	Purchase	23,818	6,1118

CCP Ltd	13/06/08	Purchase	31,139	6.3848

CCP Ltd	23/06/08	Purchase	50,600	6.4335

CCP Ltd	6/27/08	Purchase	65,000	6.4772

(d) Other than CCM which is the record owner of the Shares, and as except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships in place among any of the Reporting Persons with respect to the Securities of the Issuer.

CUSIP No. 452360100	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Conversion Capital Partners Limited

Date: July 1, 2008	By /s/ Robin P. Dummett Robin P. Dummett, Chief Financial Officer

Date: July 1, 2008	Conversion Capital Partners LLC

By /s/ Michael Bradley Managing Member

Date: July 1, 2008	William T. Comfort III

By /s/ William T. Comfort III

Date: July 1, 2008	Michael Bradley

By /s/ Michael Bradley

CUSIP No. 452360100	Page 11 of 11 Pages

EXHIBIT 1 -- AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that the foregoing statement on Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 1st day of July, 2008.

Conversion Capital Partners Limited

Date: July 1, 2008	By /s/ Robin P. Dummett Robin P. Dummett, Chief Financial Officer

Date: July 1, 2008	Conversion Capital Partners LLC

By /s/ Michael Bradley Managing Member

Date: July 1, 2008	William T. Comfort III

By /s/ William T. Comfort III

Date: July 1, 2008	Michael Bradley

By /s/ Michael Bradley